AMYLIN PHARMACEUTICALS, INC. 2002 ANNUAL REPORT

AMYLIN

BUILDING A FRANCHISE IN

Metabolic Diseases

diabetes

cardiovascular

obesity

Sales Force Established

Major Deal Signed

Pipeline Expanded

2003 Goals Set

Employee Q & A

Closing Price • Amylin Common Stock
December 31, 2002 • $16.14

AMYLIN STOCK CHART

2002

www.amylin.com

AMYLIN PHARMACEUTICALS


AMYLIN
PHARMACEUTICALS
A team of
dedicated professionals
committed to improving
the lives of people with
diabetes and other
metabolic diseases.

2002 ANNUAL REPORT

AMYLIN™ PHARMACEUTICALS

VOLUME 1, NUMBER 1

FEATURE STORY

EXENATIDE


AMYLIN
SOLUTIONS THROUGH SYNERGY
Lilly

In September 2002, Amylin signed a deal with Eli Lilly and Company for the global development and commercialization of exenatide, a diabetes drug candidate. But the deal does more than just support the exenatide and exenatide LAR development programs. The agreement with Lilly has also enabled Amylin to hire and train a small sales force to co-promote Lilly's human growth hormone product, Humatrope®, allowing Amylin to begin building relationships with a portion of physicians who may prescribe SYMLIN® if approved. **PAGE 8**





Request for Information
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K including financial statements and financial statement schedules can be found on Amylin Pharmaceuticals' corporate website at www.amylin.com. To have this information mailed to you free of charge, please contact Amylin Investor Relations at:

Investor Relations
Amylin Pharmaceuticals, Inc.
9373 Towne Centre Drive
San Diego, California 92121
phone: (858) 552-2200 x-7299
email: IR@amylin.com

Corporate Counsel
Cooley Godward LLP
San Diego, California

Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
(212) 936-5100
www.amstock.com

Trademarks
SYMLIN® (pramlintide acetate) is a registered trademark of Amylin Pharmaceuticals, Inc. Humatrope® (somatropin rDNA origin) is a registered trademark of Eli Lilly and Company.

Independent Auditors
Ernst & Young LLP
San Diego, California

Corporate Headquarters
9373 Towne Centre Drive, Suite 250
San Diego, California 92121
(858) 552-2200 phone
(858) 552-2212 fax
www.amylin.com

Annual Meeting
The next annual meeting of stockholders will be held on May 14, 2003 at 10:00 a.m. at:
Amylin Headquarters, Building 2
4690 Executive Drive
San Diego, California 92121
(858) 552-2200

This report contains forward-looking statements about the Company, which involve risks and uncertainties. The Company's actual results could differ materially from those discussed in this report, due to a number of risks and uncertainties, including risks and uncertainties in the FDA's review of NDAs generally, risks and uncertainties in FDA and European Regulatory Authority requirements for SYMLIN® approval, including risks and uncertainties that approval by those authorities, if any, may be withheld, delayed and/or limited by indications, risks and uncertainties regarding the timing of the Company's FDA filings, risks and uncertainties regarding the drug discovery and development process, uncertainties regarding the Company's ongoing clinical studies of its drug candidates, including the timing of the Company's data releases, and the ability of the Company to commercialize its drug candidates, whether through sales, distribution, marketing and/or corporate partnering agreements, and to raise additional capital, in either case, on terms acceptable to the Company or otherwise. Additional risks and uncertainties are described more fully in the Company's most recently filed SEC documents, such as its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 under the heading "Risk Factors".

Our Year in Review

I'd like to thank our investors, as always, for their continued support. Since the start of 2002, we have made significant progress toward our goal of building a franchise in metabolic diseases. We worked with the FDA to define the additional clinical work needed for possible regulatory approval of our lead diabetes drug candidate, SYMLIN® (pramlintide acetate), and fully enrolled the studies they requested. We signed a global development and commercialization agreement with Eli Lilly and Company for our second diabetes drug candidate, exenatide, formerly referred to as AC2993, and enrolled approximately 1,600 patients in three Phase 3 pivotal trials. We recruited a sales force of 45 people to co-promote Lilly's human growth hormone product, Humatrope®, a venture that has allowed us to begin cultivating relationships with endocrinologists who may prescribe SYMLIN if it is approved. In the midst of these activities, we also expanded our product pipeline, adding a Phase 2 program for the treatment of congestive heart failure and a preclinical program in obesity. Finally, we strengthened the overall financial position of the company by raising over $250 million in two public offerings, which took place in February 2002 and January 2003.

The most significant news in 2002 was the signing of a global collaboration agreement with Eli Lilly and Company for the development and commercialization of exenatide, currently in Phase 3 development. Under the terms of the agreement, Lilly made initial payments totaling $110 million, of which $30 million was for the purchase of approximately 1.6 million shares of Amylin common stock at $18.69 per share, a 50% premium to our market price at the time. The collaboration also provides for potential development and commercialization milestone payments of up to $215 million related to exenatide, including our Phase 2 exenatide sustained release program, exenatide LAR.



Joseph C. Cook, Jr., Chairman and CEO

This partnership with Lilly is a collaboration in the truest sense. Both companies have equal representation in the decision-making processes for development and commercialization. We are very pleased to have Lilly as a partner for exenatide and exenatide LAR. Not only do they have significant expertise in the diabetes field, but they also share our compassion for and commitment to the diabetes community.

We made significant progress in 2002 in the exenatide development program. Over the course of the year we enrolled nearly 1,600 patients in our three Phase 3 pivotal trials for the twice-daily injectable formulation. We also moved the exenatide LAR program forward, initiating our first Phase 2 study in June 2002. Based on initial pharmacokinetic data from this study and previous Phase 1 results, we recently submitted an Investigational New Drug Application to the FDA to support an independent development program for exenatide LAR. Previous clinical work has been conducted under the IND for the twice-daily formulation.

We also made major strides with

"Since the start of 2002, we have made significant progress toward our goal of building a franchise in metabolic diseases."

our lead diabetes drug candidate, SYMLIN. After receiving an approvable letter from the FDA in October 2001, we worked closely with the FDA to clearly define what they would require to grant final marketing approval for SYMLIN. In April we initiated a dose-titration study, which completed enrollment of nearly 300 patients in September 2002. Four small pharmacology studies were also completed. We expect to report data from these studies and submit an amendment to our SYMLIN New Drug Application to the FDA in the second quarter of 2003.

Meanwhile, in early 2003, we acquired an ongoing Phase 2 program from Restoragen, evaluating the use of continuous infusion of GLP-1 (glucagon-like peptide-1) for the treatment of congestive heart failure in patients ineligible for cardiac transplant. This program addresses a metabolic approach to improving the performance of the heart in patients with congestive heart failure. We expect to report data from the ongoing Phase 2 study in mid-2003. Additionally, based on our own internal discovery efforts, we were able to add a new obesity research program to our pipeline, AC162352 (PYY 3-36). We presented a number of abstracts on AC162352 at the American Diabetes Association's annual meeting in June 2002 and plan to submit an Investigational New Drug Application to the FDA in 2003.

Our financial position has improved substantially since the beginning of 2002. In addition to the upfront payments from Lilly in September of $110 million, we've completed two public offerings since early 2002, which provided net proceeds to the company of over $250 million dollars. Following the more recent offering in January 2003, we had cash and investments totaling over $300 million. Accordingly, we are well funded to execute our current plans for 2003 and beyond. We have continued to add key members to our team, as our scope of responsibilities has increased. These responsibilities have expanded as we move closer to the possibility of SYMLIN commercialization and in preparation for regulatory submissions for exenatide. Our number of employees has grown from 220 in early 2002 to close to 400 at the end of the first quarter of 2003. We continue to employ an extensive network of contractors for certain services as this gives us greater flexibility in our cash management and helps reduce unnecessary execution risk.

"As we look ahead, 2003 has the potential to be a defining year for Amylin Pharmaceuticals."

As we look ahead, 2003 has the potential to be a defining year for Amylin Pharmaceuticals. In addition to the possibility of FDA approval of our first drug candidate, SYMLIN, we are also on track to complete all three Phase 3 pivotal trials for exenatide. Positive data from these studies will provide the foundation for an FDA submission for exenatide that may occur as early as 2004.

I want to thank all of our shareholders for your continued encouragement. Your investment plays a vital role in helping us bring potential new therapies to the patients we aim to serve. As always, we believe we have a real opportunity to make a difference for millions of people with diabetes and other metabolic diseases. Thanks to the support of our investors, we are closer now than ever to achieving this goal.

Joseph C. Cook, Jr.
Chairman and CEO
Amylin Pharmaceuticals, Inc.

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WWW.AMYLIN.COM

FOR UP-TO-THE-MINUTE PRESS RELEASES, UPCOMING INVESTOR PRESENTATIONS AND SEC FILINGS.


SYMLIN®

(pictured left to right)
Lovena Chaput, Senior Director, Regional Sales West; Sue Bacino, Director, Human Resources, Commercial Operations; Daniel Thomas, Senior Director, Regional Sales East

Amylin Builds Marketing and Sales Force to Prepare for Possible 2003 Symlin® Approval

In 1987, researchers at the University of Oxford announced their discovery that the beta-cells in the pancreas that make insulin also produce a second hormone, amylin. In the years since this discovery, extensive research in animals and humans has generated data to support the theory that amylin is a partner hormone to insulin, complementing insulin's glucose lowering effects.



Amylin Pharmaceuticals, Inc. was founded to determine whether the amylin discovery could have therapeutic benefit for people with diabetes. A result of Amylin Pharmaceuticals' work is SYMLIN® (pramlintide acetate), a synthetic analog of the amylin hormone.

In October 2001, after several years of research and development and extensive clinical trials, Amylin Pharmaceuticals received a letter from the U.S. Food and Drug Administration stating that SYMLIN was approvable as an adjunctive therapy to insulin, for the treatment of type 1 and insulin-using type 2 diabetes, pending satisfactory results from additional clinical trials. The data from the requested studies are expected to be submitted to the FDA in an amendment to the SYMLIN

Amylin the Hormone
Insulin's Partner



An artist's rendition of amylin the hormone

Amylin is a naturally occurring hormone that plays an important role in the regulation of blood sugar (glucose) following meals. The hormone amylin, like insulin, is deficient in people with diabetes. It is produced and released with insulin by the beta cells in the pancreas. Scientific research has shown that amylin has three major functions. First, it contributes to the suppression of a hormone called glucagon which is overproduced in people with diabetes. Suppression of glucagon reduces the amount of sugar being produced by the liver after a meal when the body doesn't need it. Second, amylin acts to moderate the rate that nutrients from a meal move from the stomach to the intestines. This helps balance the rate that glucose appears in the bloodstream to the rate that glucose is being removed from the bloodstream (which is stimulated by insulin). Finally, amylin contributes to a reduction in food intake.

SYMLIN®
Replacing a Missing Hormone



The hormones amylin and insulin are co-located and co-secreted by the beta cells in the pancreas. Above are photos of the same beta cell stained for insulin (left) and amylin (right).

SYMLIN is a synthetic analog of human amylin. SYMLIN is a first-in-class drug candidate for the treatment of patients with type 1 diabetes and people with type 2 diabetes who use insulin. Other than insulin and insulin analogs, SYMLIN, if approved by the FDA, will be the first treatment to address glucose control for patients with type 1 diabetes since the discovery of insulin approximately 80 years ago. In clinical trials, patients receiving SYMLIN in addition to insulin have shown improvements in glucose control without weight gain compared to patients using insulin alone.

What is Diabetes?

Diabetes is a complex metabolic disease resulting from the body's impaired ability to produce and/or properly utilize one or more hormones. These hormones include insulin and amylin, both of which are produced by the beta cells in the pancreas. Diabetes is characterized by poor control of blood sugar (glucose) and frequently results in severe long-term complications, such as kidney failure, nerve damage, blindness, amputation and cardiovascular disease.

Hyperglycemia (high blood sugar)
Hyperglycemia occurs when the body does not have enough insulin or cannot use the insulin in the system to turn glucose into energy. Hyperglycemia is a major cause of many of the complications that affect people with diabetes. The primary treatment goal for people with diabetes is to keep their blood sugar as close to normal as possible.

Hypoglycemia (low blood sugar)
Hypoglycemia is usually caused by an excess of insulin in the bloodstream. People managing their diabetes with insulin injections are especially vulnerable to severe episodes of hypoglycemia, which require the assistance of another person and can cause life-threatening situations.

Hemoglobin A1c (HbA1c)
HbA1c is a measurement that reflects a person's average blood glucose over a period of approximately three months. People who don't have diabetes typically have HbA1c measurements between 4 – 6%. The American Diabetes Association recommends that people with diabetes work to keep their HbA1c measurements below 7%.

New Drug Application in mid-2003. Given that the review time for the planned amendment is up to six months, Amylin Pharmaceuticals is looking at possible FDA approval of SYMLIN in late 2003.

Amylin has said that it plans to launch SYMLIN without a marketing partner in the U.S., and has been putting the commercial infrastructure in place in anticipation of potential approval. A key component of the commercial preparation, the establishment of a sales force, came about in September 2002 when the company signed a global collaboration agreement with Eli Lilly and Company for its second diabetes drug candidate, exenatide. As part of the agreement with Lilly, Amylin now co-promotes Humatrope®, Lilly's recombinant human growth hormone product, in the U.S. This is planned to continue for a limited period of time prior to the commercialization of exenatide. The physicians who prescribe Humatrope are some of the same doctors Amylin believes are most likely to prescribe SYMLIN, if SYMLIN is approved. This arrangement has enabled Amylin to hire and train 45 sales representatives to begin cultivating relationships with this initial group of physicians. While the focus of these interactions will be on Humatrope, Amylin's sales and


Type 1
Type 2

(pictured left to right) Eric Glasnapp, Regulatory Information Manager; Donna Zimmer, Regulatory Affairs Manager; Anne McGonigle, Regulatory Affairs Coordinator commercial operations groups will benefit from these early relationships if SYMLIN is ultimately approved. The ongoing cost of this initial sales force is being partially reimbursed by Lilly through the co-promotion efforts.

Prior to the Humatrope co-promotion agreement, Amylin had already established a core commercial team to focus on the development and execution of its commercial strategies for SYMLIN. This team includes leadership in sales, sales operations, marketing, training, medical education, medical affairs, regulatory affairs, manufacturing, and distribution logistics. Members of this team have extensive industry experience from a wide range of companies and have substantial expertise in the field of diabetes, as well as in launching and marketing pharmaceutical products. Their activities have been focused on developing the plans for commercializing SYMLIN and on preparations for the expansion of Amylin's organization to support sales and marketing activities if SYMLIN is approved.

Commercializing a product is not like flipping a switch. It takes a considerable amount of planning, training and the coordination of many systems within an organization. The Humatrope co-promotion arrangement enables Amylin Pharmaceuticals to be better prepared for a SYMLIN launch should final FDA approval be granted.

Diabetes in the United States

Approximately 17.5 million people in the United States have diabetes. About six million of these people do not know they have the disease.

Type 1 Diabetes:

1 million diagnosed

Type 1 diabetes, typically diagnosed in children and young adults, is an autoimmune disease in which the body destroys its own beta cells, and thus its capacity to produce the hormones insulin and amylin. These patients require daily insulin therapy throughout their lives.

TYPE 1
1.0 M
NOT DIAGNOSED
6.0 M
TYPE 2
10.5 M

Type 2 Diabetes:

10.5 million diagnosed

Type 2 diabetes is the most common form of diabetes and is frequently linked to obesity. It is progressive in nature and results in part from the body's inability to produce or properly utilize available insulin. Historically, type 2 diabetes has occurred later in life, but due to increasingly negative trends in diet and lifestyle, it is now becoming more prevalent in younger age groups.

Achieving tight, long-term glucose control is difficult for people with diabetes.

Barriers to good control include an increased risk of hypoglycemia, difficult to manage swings in blood glucose and weight gain. Although current therapies are effective in reducing blood glucose levels, many people with diabetes are still unable to maintain control within the guidelines established by the American Diabetes Association. Current treatments for diabetes include insulin injections (type 1 and more advanced stages of type 2) and oral medications (primarily type 2). Many of the current therapies commonly lead to weight gain, especially in people with type 2 diabetes, which in turn may contribute to some of the long-term complications of the disease.

ORALS
5.9 M
TYPE 1
1.0 M
DIET/EXERCISE
1.1 M
INSULIN
4.5 M
NOT DIAGNOSED
6.0 M
TYPE 2
3.5 M




AMYLIN TEAM

Anne Johnson, Senior Director, Marketing and Molly Holman, Ph.D., Senior Patent Counsel

On September 20, 2002, Amylin Pharmaceuticals, Inc. announced a global agreement with Eli Lilly and Company to collaborate on the development and commercialization of Amylin's late-stage type 2 diabetes drug candidate, exenatide (AC2993).


S WITH LILLY

GLOBAL COLLABORATION ON EXENATIDE

Amylin received initial payments from Lilly of $110 million, consisting of initial non-refundable payments totaling $80 million and $30 million for Amylin common stock purchased at $18.69 per share, a 50% premium to Amylin's stock price at the time.

Amylin will also receive future milestone payments of up to $85 million if certain development milestones relating to the twice-daily and sustained release formulations of exenatide are achieved.

Additionally, Lilly has agreed to make additional future milestone payments of up to $130 million based on commercial launches of the twice-daily and sustained release formulations of exenatide in the U.S., and selected territories throughout the world.



Amy Votava, Research Associate; David Lokensgard, Ph.D., Senior Director, Analytical Research and Development

Why Choose Lilly?

Amylin devoted a significant amount of time and effort in the search to find an ideal partner for exenatide. Key elements in their search included global marketing strength, international development capabilities, experience with chronic diseases and a strong cultural fit with Amylin's team. Amylin believes that Lilly's leadership in the development and commercialization of innovative diabetes therapies makes them an ideal partner to maximize the potential of exenatide.

Financial Terms of the Amylin/Lilly Collaboration

Upfront
- $80 million initial non-refundable payment
- $30 million equity purchase of 1.6 million shares of Amylin common stock at $18.69

Milestones
- $85 million in development milestones
- $130 million in commercial milestones

Loan Facility
- $110 million secured loan from Lilly available in stages upon successful completion of Phase 3 pivotal trials

Expenses
- U.S. development and commercialization expenses shared equally after first $100 million of development covered by Amylin
- Outside U.S. development shared 80% by Lilly and 20% by Amylin
- Outside U.S. regulatory and commercial covered by Lilly

Profits
- U.S. profits split equally between Amylin and Lilly
- Outside U.S. profits split 80% to Lilly and 20% to Amylin

Diabetes Worldwide

In September 2002, the World Health Organization published a revised fact sheet on diabetes, estimating that the number of people with diabetes worldwide in the year 2000 had increased to 177 million. They expect the number to increase to at least 300 million by 2025.


Worldwide Diabetes (millions)
350
300
250
200
150
100
50
0
1985
1995
2000
2010
2025

Learning a Lizard's Secret

Exenatide is synthetically produced exendin-4, a compound originally isolated from the saliva of a lizard called the Gila monster. The Gila monster (*Heloderma suspectum*) is a lizard found throughout the southwestern United States and northern Mexico. It grows to about 20 inches in length and typically weighs three to five pounds.

Gila monsters are adapted to eating large meals infrequently. An adult male Gila can consume its entire yearly energy budget in three or four meals. Gila monsters have unique physiology to assist them in storing food for their long periods of inactivity. They have specially adapted tails that allow them to store fat away for future needs.

Dr. John Eng, an endocrinologist at the Bronx Veterans Affairs Medical Center in New York, first discovered exendin-4 in the early 1990s. When the Veterans Affairs department declined to patent the compound, Dr. Eng filed the patent himself, receiving it in 1995. After unsuccessfully trying to cultivate interest in exendin-4 with a number of large pharmaceutical companies, Dr. Eng submitted an abstract to the American Diabetes Association and presented his findings in a poster at their 1996 annual meeting. Amylin Pharmaceuticals' Vice President and Senior Research Fellow, Andrew Young, M.D., Ph.D., saw the poster and quickly verified Dr. Eng's findings back in Amylin's labs. Amylin licensed exenatide from Dr. Eng shortly thereafter.

Their shared goal is to build a collaboration in the truest sense. Both companies are committed to making decisions on the development and commercialization of exenatide together. A governance structure, which employs consensus decision-making, has been established and includes joint development and commercialization teams. The collaboration is being guided by a joint steering committee composed of an equal number of representatives from both companies.

Co-promotion of Humatrope®

Another important part of this collaboration involves Amylin's co-promotion of Humatrope, Lilly's recombinant human growth hormone product. For a limited period of time prior to the commercialization of exenatide, Amylin will co-promote Humatrope in the U.S. The physician base that prescribes Humatrope is part of the group of doctors Amylin believes most likely to prescribe their lead diabetes drug candidate, SYMLIN, which may be approved by the FDA in late 2003.

What is Exenatide?

Exenatide is a potential new treatment for type 2 diabetes that, if approved, could represent the first of a new class of compounds having certain actions similar to those of the naturally occurring human hormone, *glucagon-like peptide 1* (GLP-1). GLP-1 is deficient in people with diabetes and plays an important role in the body's regulation of blood glucose following a meal.

The property that researchers have found most appealing about exenatide is that its actions are glucose dependent, meaning it stimulates the body to secrete its own insulin when blood sugar (glucose) is high, but not when blood sugar is low. Therefore, it is not expected to cause hypoglycemia (low blood sugar), a problem common with a number of diabetes therapies, including insulin.

In early 2003, 59 patients in an



ongoing open-label study of exenatide showed mean reductions in HbA1c of 1.5% at the end of four months. The patients in this study were not achieving target blood glucose levels with their current oral diabetes medications before entering the study. At the end of four months, 54% of these participants had lowered their HbA1c to the treatment goal of less than or equal to 7% set by the American Diabetes Association. These results are very encouraging for Amylin and Lilly, and further support the ongoing clinical development program.

Amylin is currently conducting three pivotal Phase 3 clinical trials


Michael Shore, Associate Director, Program Management and Bill Butler, Associate Director, Project Development

for exenatide. Approximately 1,600 patients were recruited in 2002 for these three studies, a significant accomplishment for Amylin's clinical team. Data from the first study, designed to evaluate the use of exenatide in combination with metformin, are expected in the middle of 2003. Metformin is one of several available oral therapies for the treatment of type 2 diabetes. The remaining two studies are scheduled to finish in the second half of 2003. One study is evaluating exenatide in combination with sulfonylureas, another commonly used oral diabetes therapy. The other study is evaluating the effects of exenatide when used with the combination of metformin and sulfonylureas.

If the results of these studies are positive, Amylin plans to submit a New Drug Application to the FDA as early as 2004.

Exenatide LAR

Exenatide is extremely potent. The combination of exenatide's potency and its glucose dependent action makes it well suited for a sustained release formulation. Amylin and Lilly are currently working with Alkermes, Inc. on an injectable sustained release formulation of exenatide, called exenatide LAR. This development program uses Alkermes' patented, FDA-approved and proprietary Medisorb® injectable sustained release drug delivery technology. The goal of the exenatide LAR development program is a sustained release, subcutaneous injection of exenatide for the treatment of people with type 2 diabetes. Amylin submitted an investigational New Drug Application to the FDA for exenatide LAR in March 2003. Additional Phase 2 studies are planned for later in the year.

Shaping the Future

Amylin's Research Team Adds Two New Programs to Pipeline

Amylin has been focused on diabetes research since its inception in 1987, but has recently been working to expand its efforts in the metabolic disease space. The metabolic components of diabetes, obesity and cardiovascular disease are linked in many ways. Amylin Pharmaceuticals' research team has significant experience in metabolic diseases and is focused on investigating the biological actions and utilities of peptide hormones as potential drug candidates. Through the efforts of this team, Amylin has recently added two new programs to its product pipeline.

One of Amylin's new programs is in the cardiovascular arena. In January 2003, Amylin completed a transaction with Restoragen, Inc., acquiring rights to a Phase 2 program using glucagon-like peptide 1 (GLP-1) to treat severe congestive heart failure (CHF) in patients ineligible for cardiac transplant. It is estimated that at any one time there are approximately 80,000 people in the United States with CHF who are cardiac transplant ineligible.

Nearly 5 million people in the United States are afflicted by CHF, with approximately 550,000 new cases diagnosed each year. CHF, the symptoms of which include shortness of breath and fatigue, occurs when the heart cannot sufficiently pump oxygenated blood throughout the body. The result is impaired kidney function and an accumulation of fluid in the lungs and other body tissues. CHF can be caused by high blood pressure, coronary heart disease, diabetes and heavy alcohol consumption, and it carries a high risk of morbidity and mortality.


Aung Lwin, Research Associate


Pam Smith, Staff Scientist

GLP-1 is a hormone produced in the intestines that has been extensively


Aung

Richard Pittner, Ph.D., Senior Director, Cell and Molecular Biology

studied for several years as a potential treatment for diabetes. More recent research indicates that GLP-1 may improve cardiac function by enhancing the contractility of the heart. Given the expertise of Amylin's research department in the metabolic processes related to both diabetes and cardiovascular disease, this acquisition appears to be a good fit.

Amylin's first step outside of the diabetes circle actually took place back in 1997 when it acquired a compound referred to as AC3056 from Aventis Pharma. AC3056, currently in Phase 1 evaluation, is being studied as a potential treatment for atherosclerosis-related cardiovascular disease.

Internal research at Amylin has generated another recent addition to Amylin's pipeline, a preclinical program focused on obesity which Amylin calls AC162352 (PYY 3-36). Obesity represents a major health problem in the United States, affecting nearly one-third of the American population. PYY 3-36 is a naturally occurring human peptide produced in the gut that appears to have an affect on appetite. Independent research with PYY 3-36 reported in the August 2002 issue of the scientific journal, *Nature*, indicated a reduction in food intake in human subjects who received this compound.

A PIPELINE OF OPPORTUNITY

Amylin Pharmaceuticals' objective is to take full advantage of its expertise in metabolic diseases to establish a broad, diversified pipeline of new product candidates. In 2002, Amylin made significant progress in this strategy by advancing its two late-stage diabetes product candidates, SYMLIN® and exenatide, and adopting new clinical and pre-clinical programs.

At the foundation of Amylin's pipeline is SYMLIN, its lead diabetes drug candidate that received an FDA approvable letter for the treatment of type 1 and insulin-using type 2 diabetes in October 2001. Final approval is contingent upon


AMYLIN
PHARMACEUTICALS

Planned Milestones

Milestone	2003 1Q	2003 2Q	2003 3Q	2003 4Q	2004 1H	2004 2H
SYMLIN® – Report titration study data	■	■				
SYMLIN® – NDA amendment		■	■			
GLP-1 – Phase 2 data		■	■			
Exenatide – Initial Phase 3 results		■	■			
Exenatide LAR – Start additional Phase 2 studies		■	■			
Exenatide – Complete Phase 3			■	■		
AC162352 (PYY 3-36) – Submit IND			■	■		
SYMLIN® – FDA decision expected			■	■		
SYMLIN® – Launch, subject to FDA approval				■	■	
Exenatide – NDA					■	■

Product Pipeline

	DRUG DISCOVERY	PRECLINICAL DEVELOPMENT	CLINICAL STUDIES (P1, P2, P3)	REGULATORY REVIEW	COMMERCIALIZATION
SYMLIN® (PRAMLINTIDE ACETATE)					
EXENATIDE (SYNTHETIC EXENDIN-4)					
EXENATIDE LAR					
GLP-1					
AC3056					
AC162352 (PYY 3-36)					

satisfactory results from additional clinical work. In April 2002, Amylin initiated a double blind, placebo-controlled dose titration study in people with type 1 diabetes. Amylin recruited nearly 300 participants with type 1 diabetes in this study. Enrollment was completed in September 2002 and the company expects to report results in the first half of 2003. Amylin expects to submit an amendment to the SYMLIN new drug application to the FDA in mid-2003.

Amylin's second diabetes product candidate, exenatide (formerly identified as AC2993) is currently in Phase 3 evaluation as a treatment for people with type 2 diabetes. Three pivotal trials were enrolled in 2002, and initial results from the first study are expected in mid-2003. The remaining two studies are expected to finish before the end of 2003. Amylin signed a global collaboration agreement with Eli Lilly and Company in September 2002. The deal with Lilly not only covers the development and commercialization of exenatide, but also exenatide LAR, a sustained release formulation of exenatide. Exenatide LAR is currently in Phase 2 development with further Phase 2 studies planned for 2003.

Through this partnership, Lilly is also paying Amylin to co-promote Humatrope®, Lilly's recombinant human growth hormone product. These payments cover a portion of the costs associated with the establishment of a small Amylin sales force. Amylin has hired and trained a sales force of approximately 45 territory managers for this effort.

Capitalizing on its expertise in diabetes and metabolic disorders, Amylin recently expanded its pipeline in the areas of cardiovascular disease and obesity. The company acquired a Phase 2 program evaluating GLP-1 as a potential treatment for severe congestive heart failure. Using continuous infusion of GLP-1 to treat severe congestive heart failure utilizes a metabolic, rather than a mechanical approach to the treatment of the disease. Phase 2 data are expected from this program in mid-2003. Additionally, Amylin licensed specific patent rights to complement the company's existing intellectual property on PYY 3-36, a peptide synthesized in the gut, for application as a potential treatment for obesity. Amylin added AC162352 (PYY 3-36) to its preclinical pipeline in December 2002. The company plans to submit an Investigational New Drug Application (IND) to the FDA for AC162352 in the second half of 2003, which, if accepted, would allow the initiation of human studies.

By bolstering the product pipeline with both development and commercial opportunities, Amylin is well positioned to create a franchise in metabolic diseases.

Employee Q&A

We asked employees, "What motivates you in the fight against diabetes?"



Christian Weyer, M.D.
Director, Clinical Research

Diabetes is special among chronic diseases in that patients are typically required to play a very active role in their own therapy, often having to self-adjust their treatment on a daily basis in order to safely pursue their long-term glycemic goals.

By working on the development of innovative new medicines for both type 1 and type 2 diabetes, and related metabolic diseases, I feel that I contribute, day-by-day, to our goal at Amylin to equip those patients with some of the additional therapeutic tools they may need in order to achieve their glycemic goals, avoid chronic complications, and live a happy life.

From an endocrinological perspective, I cannot think of a more appealing way of accomplishing this goal than by harnessing the therapeutic potential of newly discovered, naturally-occurring hormones that are normally involved in blood sugar regulation and are abnormally missing or deficient in patients with diabetes.

Fred Johnson
Quality Assurance Specialist II

In the summer of 1996, my mother passed away after a prolonged period of ill health. Not the least of her medical conditions was type 2 diabetes. The toll that this disease had taken on her body was truly profound. The physicians had tried many combinations of medications, but the disease had just gone too far.

I believe that even though diabetes is a terrible disease in itself, the collateral damage it inflicts is even more terrible. That is why I feel privileged to work for a company like Amylin, whose mission is to improve the lives of people with diabetes and to educate not only physicians and clinicians, but also the general public about diabetes. I will never forget the hopelessness that my mother experienced as a result of complications from this disease. That Amylin is committed to continued innovation and discovery in the fight against diabetes gives me hope for the future, that patients like my mother might be given a fighting chance against this disease—that they might have hope.





Joshua F. Patterson, Esq.
Attorney

I am motivated daily by the prospect of helping make even a modicum of difference in the fight against diabetes. It is not often that a person can say with absolute truth

The American Diabetes Association is the nation's leading nonprofit health organization providing diabetes research, information and advocacy.

The mission of the organization is to prevent and cure diabetes and to improve the lives of all people affected by diabetes.

To fulfill this mission, the American Diabetes Association funds research, publishes scientific findings, provides information and other services to people with diabetes, their families, health care professionals and the public.


Research
Information
Advocacy
Public Support

The Association is also actively involved in advocating for scientific research and for the rights of people with diabetes.

To learn more about diabetes, find volunteer opportunities or locate an office in your area, visit www.diabetes.org or call 1-800-DIABETES.


American
Diabetes
Association
Cure • Care • Commitment

that they are part of a team charged with both the privilege and opportunity to effect positive change in someone's life. The first-hand stories that I have heard from people with diabetes regarding their daily struggle with the disease, continually prompts me to want to do my part in this company. It is my sincere hope that I will continue to have this opportunity to help, because I do believe that we are now doing, and will continue to do, great work in the fight against diabetes.



Paul Nelson, Ph.D.
Database Architect

In 1995, I was hospitalized for 3 months. I broke many bones, and am now partially disabled. My injuries resulted in the loss of two biochemistry jobs. So, I re-trained, and received Master's in Medical Informatics.

The long months in hospital, as well as being written off by employers, made me realize that no one deserves this. We have brains, and should use these to turn disease, disability and injury from life destroying traumas into minor inconveniences. These can be taken care of.

My own part in "Team Amylin" is to solve information problems for the scientists, to allow them to solve the medical problems for the patients, and in turn to improve the quality of life for people with diabetes.

Joanne M. Mullen, R.N.
Clinical Safety Associate II



Each of us brings a blend of professional and personal experiences to our work at Amylin. As a nurse, I have witnessed how diabetes, unbounded by age, gender, or ethnic background, challenges the day-to-day lives of patients and their families.

As a healthcare consumer, I am concerned to hear recent statistics indicating that diabetes is nearing epidemic proportions, due to the prevalence of obesity in all age groups and our sedentary lifestyle.

I am grateful to be part of Amylin's unique team, sharing equally in the company's mission and commitment to the innovative treatment of diabetes. Personally, it is encouraging to learn from our clinical researchers, who are not only eminent scientists, but also compassionate people in service to society.

Amylin's aspirations are high, and so are the possibilities!

Tony Fouts
Senior Territory Manager, Indianapolis



I'm motivated by the feeling of "making a difference." What we do in our industry is make a difference for patients, medical practitioners and overall quality of life. Whether patients consciously think about us or not, we know in our hearts that when they begin assorted therapies their lives improve.

My grandfather had diabetes for over 20 years before this devastating disease took its toll. The motivation was being with him every step of the way as his endocrinologist helped him stay in the fight. The best tools at the doctors' disposal were the new medicines produced by our industry.

Fortunately, my grandfather's doctor was progressive enough to use these newer therapies, which without a doubt extended the time I had with my "grandpa." At Amylin, we bring hope and promise for a better tomorrow, which means giving patients more quality time. I'm proud to work for a company that's so dedicated to improving the lives of people with diabetes and other metabolic disorders.

Dennis Kim, M.D.
Director, Clinical Affairs

Few things tug at my heart quite like seeing my aging war veteran patients struggle with their diabetes. I have the privilege of touching their lives by providing health care for them in the clinics, and I try to help them to the best of my ability.

Right now, there's only so much I can do for them and their diabetes with the limited tools physicians have in fighting this disease. Through innovative and clinically relevant diabetes research at Amylin Pharmaceuticals, Inc., I am hopeful that we can significantly and positively alter the lives of those patients with diabetes in the near future.

It is a true joy for me to be able to utilize both clinical health care at the VA Diabetes Clinic and pioneering drug development at Amylin to better serve my patient population and to make a material difference in their fight against diabetes.




Juvenile
Diabetes
Research
Foundation
International

dedicated to finding a cure

The Juvenile Diabetes Research Foundation International (JDRF) is the leading charitable funder and advocate of juvenile (type 1) diabetes research worldwide.

The mission of JDRF is to find a cure for diabetes and its complications through the support of research. JDRF was founded in 1970 by the parents of children with type 1 diabetes.

As a result, JDRF volunteers have a personal connection to type 1 diabetes, which translates into an unrelenting commitment to finding a cure.

These volunteers are the driving force behind more than 120 locations worldwide that raise money and advocate for government spending for type 1 diabetes research.

For more information call 800-533-CURE or visit www.jdrf.org.

Selected Financial Data

(in thousands, except per share data)

Please read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this annual report.

YEARS ENDED DECEMBER 31,	2002	2001	2000	1999	1998
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Revenue under collaborative agreements	$ 13,395	$ —	$ —	$ —	$ 16,236
Expenses:					
Research and development	94,456	49,601	33,807	19,181	53,597
General and administrative	25,334	20,469	10,716	7,920	10,191
	119,790	70,070	44,523	27,101	63,788
Net interest income (expense)	(3,392)	(1,902)	480	(3,463)	(3,546)
Net loss	(109,787)	(71,972)	(44,043)	(30,564)	(51,098)
Dividends paid on preferred stock	—	—	—	335	—
Net loss available to common stockholders	$ (109,787)	$ (71,972)	$ (44,043)	$ (30,899)	$ (51,098)
Net loss per share — basic and diluted	$ (1.39)	$ (1.09)	$ (0.71)	$ (0.73)	$ (1.49)
Shares used in calculating net loss per share — basic and diluted	79,106	65,927	61,644	42,271	34,325

YEARS ENDED DECEMBER 31,	2002	2001	2000	1999	1998
CONSOLIDATED BALANCE SHEETS DATA:					
Cash, cash equivalents and short-term investments	$ 147,358	$ 46,574	$ 82,899	$ 22,503	$ 10,789
Working capital	92,368	47,188	78,380	17,359	5,192
Total assets	168,545	63,527	90,635	26,422	18,823
Long-term obligations	88,234	58,073	52,103	46,847	44,089
Accumulated deficit	(517,531)	(407,744)	(335,772)	(291,729)	(260,830)
Total stockholders' equity (deficit)	12,298	(3,483)	31,286	(26,400)	(31,462)

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Amylin Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic diseases. We currently have two lead drug candidates in late stage development for the treatment of diabetes, SYMLIN® (pramlintide acetate) and exenatide, formerly referred to as AC2993. In September 2002, we announced a collaboration agreement with Eli Lilly and Company, or Lilly, for the global development and commercialization of exenatide, including sustained release formulations of the product candidate. We have a third drug candidate, AC3056, for the treatment of atherosclerosis-related cardiovascular disease, in early stage clinical development. We recently acquired a Phase 2 program utilizing continuous infusion of glucagon-like peptide 1, or GLP-1, for the treatment of patients with severe congestive heart failure. We are studying AC162352 (Peptide YY 3-36), our preclinical candidate for the potential treatment of obesity. We maintain a focused research and development program to discover and in-license additional drug candidates for metabolic diseases.

Since our inception in September 1987, we have devoted substantially all of our resources to our research and development programs. Substantially all of our revenues to date have been derived from fees and expense reimbursements under earlier SYMLIN collaborative agreements, from interest income, and more recently, our exenatide collaboration agreement with Lilly. We currently have no product sales and have not received any revenues from the sale of our drug candidates. We have been unprofitable since inception, and expect to incur additional operating losses for at least the next few years. As of December 31, 2002, our accumulated deficit was approximately $518 million.

At December 31, 2002, we had approximately $147 million in cash, cash equivalents and short-term investments. In January 2003, we completed a public offering of approximately 10.5 million shares common stock, generating net proceeds of approximately $165 million.

RESULTS OF OPERATIONS

Revenue Under Collaborative Agreement

We had revenue from collaborative agreements of $13.4 million in 2002 and no such revenues in 2001 and 2000. The revenue in 2002 is a result of the collaboration agreement with Lilly for exenatide entered into in September 2002 and consists primarily of the amortization to revenue of a portion of the $80 million non-refundable up-front payment made by Lilly. We expect to see an increase in revenue under collaborative agreements in 2003 as a result of the continued amortization of Lilly's up-front payments, possible future payments from Lilly to us for a portion of development costs of exenatide and, pending further success of the exenatide development programs, possible future milestone payments from Lilly. Recognition of the milestone payments to revenue will be subject to the completion of certain performance requirements and the expiration of stock conversion rights, if any, associated with such payments.

Operating Expenses

Total operating expenses were $119.8 million in 2002, $70.1 million in 2001 and $44.5 million in 2000. Research and development expenses were $94.5 million in 2002, $49.6 million in 2001 and $33.8 million in 2000. General and administrative expenses were $25.3 million in 2002, $20.5 million in 2001 and $10.7 million in 2000.

The $44.9 million increase in research and development expenses in 2002, as compared to 2001, reflects increased external costs associated with the expansion of our ongoing development programs, and to a lesser extent, costs associated with an increased number of employees required to support this growth. The increase in external costs in 2002 consists primarily of costs incurred to conduct the three ongoing Phase 3 trials for exenatide and, to a lesser extent, costs associated with clinical trials for SYMLIN and costs associated with manufacturing scale-up for the exenatide and exenatide LAR development programs. We had approximately 200, 150 and 85 employees dedicated to our research and development activities at December 31, 2002, 2001 and 2000 respectively. The $15.8 million increase in research and development expenses in 2001, as compared to 2000, is approximately evenly split between an increase in external costs supporting our exenatide, exenatide LAR, and AC3056 development programs and an increase in our internal costs, primarily associated with an increased number of employees. The increase in external costs in 2001 reflects costs incurred to conduct Phase 2 evaluations of exenatide, Phase 1 evaluations of exenatide LAR, and increased costs incurred in connection with our exenatide LAR development collaboration with Alkermes. These increased costs in 2001 were partially offset by a decrease in external costs for SYMLIN. In 2000, we incurred higher costs for SYMLIN, primarily associated with the filing of a New Drug Application, or NDA, in December of that year.

We expect that research and development expenses will continue to increase materially in 2003 but at a lower rate of growth than we experienced in 2002. The planned increase will be primarily driven by the rate of further expansion of the exenatide and exenatide LAR development programs. The planned expansion of these programs includes additional clinical trials to support our planned NDA for exenatide, additional Phase 2 studies for exenatide LAR, costs associated with continued manufacturing scale-up and costs to develop drug delivery devices. Development costs for SYMLIN are not expected to change materially in 2003 and will consist of costs to complete the ongoing dose titration study, potential costs associated with a Phase 3B/4 clinical program for SYMLIN and costs to further develop drug delivery devices. The nature and timing of future costs related to the Phase 3B/4 program for SYMLIN will be significantly influenced by results from the dose titration study. Furthermore, we may experience additional increased expenses due to the potential expansion of our recently acquired GLP-1 program and the continuation of our AC3056 and AC162352 preclinical development programs. We also expect to increase our employee and infrastructure costs to support the planned growth in our development programs.

Currently, our research and development efforts are focused on six programs in various stages of development as detailed in the following table:

COMPOUND	DEVELOPMENT STATUS	PLANNED MILESTONES
SYMLIN®	• FDA "Approvable Letter" received • Dose titration study underway	• Complete ongoing clinical study in first half of 2003 • Submit NDA amendment in the first half of 2003 • U.S. commercial launch in late 2003 or early 2004, pending regulatory approval
Exenatide	• Three pivotal Phase 3 trials underway	• Report initial Phase 3 trial results in mid-2003 • Complete Phase 3 program in second half of 2003 • Submit NDA in 2004
Exenatide LAR	• Phase 2 evaluation	• Report initial Phase 2 results in early 2003 • Initiate additional Phase 2 studies in mid-2003
GLP-1	• Phase 2 evaluation	• Report Phase 2 results in mid-2003
AC3056	• Phase 1 evaluation	• Phase 1 program ongoing
AC162352	• Preclinical evaluation	• Submit IND in second half of 2003

From inception through 1998, we devoted substantially all of our research and development efforts to SYMLIN. Beginning in 1999, the composition of our research and development costs started to include costs for our other drug candidates, primarily exenatide and exenatide LAR. Expenditures related to the recently acquired GLP-1 program and our AC162352 development program are expected to begin in 2003. Based on our current plans and the current development status of each of our six development programs, we expect the composition of our research and development expenses in 2003 will continue to be heavily weighted towards the exenatide and exenatide LAR development programs.

Our ability to execute the future development plans for each of our drug candidates, and the amount and allocation of future expenditures among them may vary widely and are dependent upon many factors, including, but not limited to:

- our ability to secure sufficient financial resources independently or through collaborative arrangements;
- the results of current and planned clinical and preclinical trials for each drug candidate;
- the timing of regulatory submissions and approvals, and if approvals are received, time to market thereafter;
- technological advances; and
- the status of competitive products.

The $4.8 million increase in general and administrative expenses in 2002, compared to 2001, reflects primarily an increase in pre-marketing expenses for SYMLIN, and to a lesser extent an increase in our number of employees and other infrastructure costs. We had approximately 145, 70 and 45 employees dedicated to general and administrative activities at December 31, 2002, 2001 and 2000, respectively. In December 2002, we hired a small sales force of 45 representatives to copromote Humatrope®, Lilly's recombinant human growth hormone product, pursuant to our collaboration with Lilly. The $9.8 million increase in general and administrative expenses in 2001 compared to 2000 reflects an overall increase in our number of employees, increased facilities and other infrastructure costs required to support our growth, and costs associated with our commercial organization, including certain pre-marketing activities related to SYMLIN.

We expect general and administrative expenses to continue to increase in 2003, but at a higher rate than we experienced in 2002, due to the recently hired sales force, increased pre-marketing activities related to SYMLIN and increased facilities and other infrastructure costs required to support our planned growth in 2003. More significant increases in general and administrative expenses are dependent upon the timing of regulatory approval and possible launch of SYMLIN in the United States, currently projected for the end of 2003 or early 2004. These additional costs would include the scale-up of the sales force for SYMLIN, marketing and other infrastructure costs.

Other Income and Expense

Interest and other income is principally comprised of interest income from investment of cash and investments. Interest and other income was $2.6 million in 2002, $4.2 million in 2001, and $6.5 million in 2000. The decrease in 2002 compared to 2001 primarily reflects declining market interest rates in 2002 as compared to 2001. The decrease in 2001 compared to 2000 reflects a combination of both lower average cash and investments balances and declining market interest rates in 2001 as compared to 2000.

Interest and other expense is primarily comprised of interest expense resulting from long-term debt obligations, principally debt to Johnson & Johnson incurred pursuant to the terms of an earlier collaboration agreement. The interest expense attributable to the debt to Johnson & Johnson is a non-cash expense, consisting of accrued interest added to the principal balance and the amortization of a debt discount. We have also used equipment debt financing and capital leases to acquire certain laboratory and office equipment. Interest and other expense was $6.0 million in 2002, $6.1 million in 2001 and $6.1 million in 2000.

Net Loss

The net loss for the year ended December 31, 2002 was $109.8 million compared to $72.0 million in 2001 and $44.0 million in 2000. The increase in the net loss in 2002 compared to 2001 reflects the increased operating expenses, and the reduction in interest and other income, partially offset by the increase in revenue from collaborative agreements, discussed above. The increase in the net loss in 2001 compared to 2000 reflects the increases in operating expenses, interest and other expense and the reduction in interest and other income discussed above.

We expect to incur substantial operating losses for at least the next two years due to ongoing expenses associated with the continuation and potential expansion of our research and development programs, (including the clinical development of SYMLIN, exenatide, exenatide LAR and our earlier stage development programs) the planned commercialization of SYMLIN and related general and administrative support. Operating losses may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

In 2001, several class action lawsuits were filed against us and certain of our officers and directors alleging securities fraud in connection with various statements and alleged omissions relating to the development of SYMLIN. These lawsuits were consolidated into a single action. If we are not successful in our defense of this lawsuit, we may be required to make significant payments to our stockholders. The lawsuit is at an early stage and the extent or range of possible damages, if any, cannot yet be reasonably estimated. Accordingly, we have not recorded a provision for potential damages in the accompanying consolidated statement of operations.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of common stock and preferred stock, public offerings of common stock, reimbursement of SYMLIN development expenses through earlier collaboration agreements, payments received pursuant to our September 2002 exenatide collaboration with Lilly and debt financings. We will consider options to efficiently access capital markets to further fund the development and commercialization of our drug candidates. The level at which we seek to access the capital markets and the timing of any action will depend on a number of factors including progress on our exenatide and SYMLIN programs and prevailing market conditions.

At December 31, 2002 we had $147.4 million in cash, cash equivalents and short-term investments compared to $46.6 million at December 31, 2001. The increase in our cash, cash equivalents and short-term investments in 2002 reflects $90.7 million in proceeds from a public offering of common stock in February 2002 and $110 million received from Lilly in September 2002 in connection with the collaboration agreement relating to exenatide, partially offset by approximately $100 million of cash used to fund our operations during 2002. In January 2003, we completed a public offering of common stock, generating net proceeds of approximately $165 million.

At December 31, 2002, we owed Johnson & Johnson approximately $64.7 million pursuant to debt incurred in connection with a collaboration agreement that terminated in 1998. The amount presented in the consolidated balance sheet at December 31, 2002 of $62.9 million is net of a debt discount of $1.8 million, which represents the unamortized portion of the value of warrants issued to Johnson & Johnson. Repayment obligations on this debt commence in June 2005, however, repayment may be accelerated in the event that we enter into certain specified change in control transactions, specified types of agreements for SYMLIN or certain types of financing arrangements subsequent to approval of the SYMLIN NDA by the FDA. Additionally, we owe $0.5 million pursuant to equipment financing, which is payable in equal monthly installments through December 2003.

We used cash of $20.4 million, $67.8 million and $35.6 million from our operating activities in the years ended December 31, 2002, 2001 and 2000, respectively. Our use of cash from operations in 2002 reflects the receipt of an $80 million up-front, nonrefundable payment from Lilly in September 2002 in connection with the collaboration agreement and an increase in accounts payable and accrued liabilities of $17.0 million. Our investing activities used $57.2 million, provided $49.0 million and used $64.4 million in the years ended December 31, 2002, 2001, and 2000, respectively. Investing activities in all three years consisted primarily of purchases and sales of short-term investments, but also included purchases of laboratory and office equipment and additional patents and patent applications. Financing activities provided $124.6 million, $35.0 million and $98.1 million in the years ended December 31, 2002, 2001 and 2000, respectively. These amounts consisted primarily of proceeds from sales of common stock, partially offset by principal payments on notes payable and capital lease obligations.

Cash expenditures for research and development activities are expected to continue to increase in 2003, driven primarily by continued expenditures to complete the Phase 3 program for exenatide, planned expenditures associated with manufacturing scale-up for exenatide and exenatide LAR, costs associated with the acquisition and potential expansion of the Phase 2 GLP-1 development program and potential expansion of our earlier stage development programs. Pursuant to our collaboration agreement with Lilly, we are responsible for the first $101.2 million of development costs for exenatide and exenatide LAR subsequent to the consummation of the collaboration agreement. We expect to reach this cumulative amount sometime in the second half of 2003. Subsequent to that time, Lilly will equally share with us in U.S. development costs for exenatide and exenatide LAR.

We expect our general and administrative expenses to increase in 2003 at a higher rate of growth than we experienced in 2002 due primarily to costs associated with the co-promotion of Humatrope. More significant increases in general and administrative expenses are projected for later in 2003 and are dependent on the timing of regulatory approval and possible launch of SYMLIN in the United States.

At December 31, 2002, we are committed to purchase approximately $6.3 million of commercial grade SYMLIN bulk drug material in the subsequent twelve-month period. If FDA approval for SYMLIN is received, our expenditures to secure commercial grade bulk drug material will increase substantially, including a commitment to purchase approximately $9.0 million of additional material pursuant to an agreement with Johnson & Johnson. We are also obligated to purchase this material if we enter into a collaboration agreement for SYMLIN or if there is a change in control of Amylin. If none of these events occur, we have no obligation to purchase this material from Johnson & Johnson.

The following table summarizes our contractual obligations and maturity dates as of December 31, 2002 (in thousands).

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-term debt	$ 64,705	$ —	$ 48,189	$ —	$ 16,516
Capital lease obligations	52	13	39	—	—
Operating leases	6,680	2,953	2,986	741	—
Total	$ 71,437	$ 2,966	$ 51,214	$ 741	$ 16,516

We anticipate continuing our ongoing development programs and may begin other long-term development projects. These projects may require many years and substantial expenditures to complete and may ultimately be unsuccessful. Therefore, we may need to obtain additional funds from outside sources to continue research and development activities, fund operating expenses, pursue regulatory approvals and build sales and marketing capabilities, as necessary. These sources may include private and/or public offerings of common or preferred stock or debt, revenues and expense reimbursements from collaborative agreements for one or more of our drug candidates, or a combination thereof. There can be no assurances that such financing will be available on reasonable terms, if at all. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our product development programs.

Our future capital requirements will depend on many factors; including the timing and costs involved in obtaining regulatory approvals for SYMLIN and exenatide, whether regulatory approvals for the marketing of SYMLIN and exenatide are received, our ability to receive milestone payments pursuant to our exenatide collaboration with Lilly, our ability and the extent to which we establish commercialization arrangements for SYMLIN, our ability to progress with other ongoing and new preclinical and clinical trials, the extent of these trials, scientific progress in our other research and development programs, the magnitude of these programs, the costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending ourselves against patents, competing technological and market developments, changes in collaborative relationships and any costs of manufacturing scale-up.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory costs and patent costs. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see Note 1 to our consolidated financial statements on page 34).

Revenue Recognition

We recognize revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. In addition, we follow the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 ("SAB101"), "Revenue Recognition," which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received for upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, and the expiration of stock conversion rights, if any, associated with such payments. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying consolidated balance sheets.

Inventory Capitalization

We capitalize inventory costs associated with certain drug candidates prior to receipt of regulatory approval based on management's judgment of probable future commercialization. We would be required to expense these capitalized costs upon a change in such judgment, due to, among other factors, a decision denying approval of the drug candidate by regulatory agencies.

At December 31, 2002, capitalized inventory, all of which relates to SYMLIN, totaled $9.8 million. Additionally, at December 31, 2002, we are committed to purchase $6.3 million of SYMLIN bulk drug inventory in the subsequent twelve-month period. Our ability to recover the value of this inventory is dependent upon our ability to obtain regulatory approvals to market SYMLIN in the United States and/or Europe. The significant risk associated with our ability to obtain marketing approvals, specifically in the United States, is our ability to achieve satisfactory results from the ongoing clinical work for SYMLIN. If we do not achieve satisfactory results from these trials or are otherwise unable to obtain regulatory approvals for SYMLIN, we will not likely recover the value of this inventory.

Additionally, approximately $1.8 million of the $9.8 million of total SYMLIN inventory is in finished dosage form and was manufactured in 2001. Our NDA suggests that the finished inventory would have a thirty-six month expiration period. We evaluate the recoverability of our finished inventory in consideration of our expected regulatory timelines. During 2002, we determined that our regulatory timelines were extending due to the time involved to complete the required clinical work for SYMLIN intended to support a planned amendment to our NDA. Accordingly, we established a valuation reserve of $1.0 million for our finished SYMLIN inventory during 2002.

Patent Costs

We capitalize some of the costs incurred to file patent applications. These costs are amortized over the lesser of the remaining useful life of the related technology or the patent life, commencing on the date the patent is issued. At December 31, 2002, capitalized costs related to issued patents total approximately $1.1 million (net of accumulated amortization) and approximately $2.3 million related to unissued patents. We expense all costs related to abandoned patent applications. If we elect to abandon any of our currently issued or unissued patents, the related expense could be material to our results of operations for the period of abandonment. In 2002, we abandoned patents with a net book value of approximately $0.3 million. Additionally, if the useful life of the related technologies is reduced, amortization of the associated costs would be accelerated.

Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, if we were to determine that we would be able to realize our deferred tax assets in the future, in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and amends APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This statement also retains APB Opinion No. 30's requirement that companies report discontinued operations separately from continuing operations. All provisions of SFAS No. 144 were effective for us on January 1, 2002. The adoption of SFAS No. 144 did not have an impact on our consolidated financial position or results of operations, and we do not expect any impact in the foreseeable future.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement supersedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be effective for any exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." This statement amends SFAS No. 123 "Accounting for Stock Based Compensation" to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions are effective for us beginning with our year ended December 31, 2002. We have not yet completed the final evaluation of the options presented by SFAS 148. However, within this fiscal year, we expect to reach a determination of whether and, if so, when to change our existing accounting for stock-based compensation to the fair value method in accordance with the transition alternatives of SFAS 148.

In November 2002, EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF Issue No. 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

Quantitative and Qualitative Disclosures About Market Risk

We invest our excess cash primarily in U.S. Government securities, asset-backed securities and debt instruments of financial institutions and corporations with strong credit ratings. These instruments have various short-term maturities. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments held are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive investments. Our debt is not subject to significant swings in valuation as interest rates on our debt approximate current interest rates. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

Report of Ernst & Young LLP, Independent Auditors

THE BOARD OF DIRECTORS AND STOCKHOLDERS
AMYLIN PHARMACEUTICALS, INC.

We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc. at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

San Diego, California
January 31, 2003

Consolidated Balance Sheets

(in thousands, except per share data)

DECEMBER 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 69,415	$ 22,395
Short-term investments	77,943	24,179
Inventories	9,820	8,001
Other current assets	3,203	1,550
Total current assets	160,381	56,125
Property and equipment, net	4,469	3,628
Patents and other assets, net	3,695	3,774
	$ 168,545	$ 63,527
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 18,949	$ 6,084
Accrued compensation	6,421	2,302
Current portion of deferred revenue	42,090	—
Current portion of note payable and capital lease obligations	553	551
Total current liabilities	68,013	8,937
Equipment note payable and capital lease obligations, net of current portion	39	588
Note payable, net of discount	62,908	56,985
Deferred revenue, net of current portion	24,515	—
Other liabilities	772	500
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $.001 par value, 7,500 shares authorized, none issued and outstanding at December 31, 2002 and 2001, respectively	—	—
Common stock, $.001 par value, 200,000 shares authorized, 81,979 and 67,554 issued and outstanding at December 31, 2002 and 2001, respectively	82	68
Additional paid-in capital	530,023	404,114
Accumulated deficit	(517,531)	(407,744)
Deferred compensation	(443)	(309)
Accumulated other comprehensive income	167	388
Total stockholders' equity (deficit)	12,298	(3,483)
	$ 168,545	$ 63,527

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)

YEARS ENDED DECEMBER 31,	2002	2001	2000
Revenue under collaborative agreements	$ 13,395	$ —	$ —
Operating expenses:			
Research and development	94,456	49,601	33,807
General and administrative	25,334	20,469	10,716
	119,790	70,070	44,523
Loss from operations	(106,395)	(70,070)	(44,523)
Interest and other income	2,619	4,179	6,532
Interest and other expense	(6,011)	(6,081)	(6,052)
Net loss	$ (109,787)	$ (71,972)	$ (44,043)
Net loss per share — basic and diluted	$ (1.39)	$ (1.09)	$ (0.71)
Weighted average shares — basic and diluted	79,106	65,927	61,644

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(in thousands)

YEARS ENDED DECEMBER 31,	2002	2001	2000
OPERATING ACTIVITIES:			
Net loss	$ (109,787)	$ (71,972)	$ (44,043)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	2,105	1,289	740
Inventory reserve	1,015	—	—
Net book value of abandoned patents	344	—	—
Amortization of deferred compensation	81	202	1,167
Stock-based compensation	103	614	388
Employer 401(k) match	472	347	195
Amortization of debt discount	1,198	1,198	1,198
Issuance of warrants for services	—	411	271
Accrued interest added to note payable	4,725	4,764	4,598
Changes in operating assets:			
Inventories	(2,834)	(6,924)	(1,077)
Other current assets	(1,702)	100	(736)
Accounts payable and accrued liabilities	16,984	1,680	1,846
Deferred revenue	66,605	—	—
Other assets and liabilities, net	297	468	(118)
Net cash used in operating activities	(20,394)	(67,823)	(35,571)
INVESTING ACTIVITIES:			
Purchases of short-term investments	(152,136)	(50,940)	(500,535)
Sales and maturities of short-term investments	98,200	103,503	438,568
Purchases of equipment, net	(2,535)	(2,641)	(1,664)
Increase in patents	(701)	(950)	(782)
Net cash provided by (used in) investing activities	(57,172)	48,972	(64,413)
FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net	125,133	35,521	99,253
Principal payments on capital leases and equipment notes payable	(547)	(540)	(1,175)
Net cash provided by financing activities	124,586	34,981	98,078
Increase (decrease) in cash and cash equivalents	47,020	16,130	(1,906)
Cash and cash equivalents at beginning of year	22,395	6,265	8,171
Cash and cash equivalents at end of year	$ 69,415	$ 22,395	$ 6,265
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 47	$ 118	$ 189

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

(in thousands)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000	COMMON STOCK	
	SHARES	AMOUNT
Balance at December 31, 1999	53,972	54
Comprehensive income (loss):		
Net loss	—	—
Unrealized gain on available-for-sale securities	—	—
Comprehensive loss	—	—
Issuance of common stock upon exercise of options and warrants	1,026	1
Issuance of common stock for employer 401(k) match	20	—
Issuance of common stock for other employee benefit plans	32	—
Stock-based compensation	—	—
Issuance of common stock in private placement	8,333	8
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Issuance of warrants for services	—	—
Balance at December 31, 2000	63,383	63
Comprehensive income (loss):		
Net loss	—	—
Unrealized gain on available-for-sale securities	—	—
Comprehensive loss	—	—
Issuance of common stock upon exercise of options	576	1
Issuance of common stock for employer 401(k) match	38	—
Issuance of common stock for other employee benefit plans	72	—
Stock-based compensation	—	—
Issuance of common stock in private placement	3,485	4
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Issuance of warrants for services	—	—
Balance at December 31, 2001	67,554	68
Comprehensive income (loss):		
Net loss	—	—
Unrealized loss on available-for-sale securities	—	—
Comprehensive loss	—	—
Issuance of common stock upon exercise of options and warrants	601	—
Issuance of common stock for employer 401(k) match	29	—
Issuance of common stock for other employee benefit plans	115	—
Stock-based compensation	—	—
Issuance of common stock in public offering	12,075	12
Issuance of common stock in connection with collaboration agreement	1,605	2
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Balance at December 31, 2002	81,979	$ 82

See accompanying notes to consolidated financial statements.

ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	DEFERRED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY (DEFICIT)
265,983	(291,729)	(653)	(55)	(26,400)
—	(44,043)	—	—	(44,043)
—	—	—	335	335
—	—	—	—	(43,708)
3,297	—	—	—	3,298
195	—	—	—	195
224	—	—	—	224
508	—	—	—	508
95,723	—	—	—	95,731
821	—	(821)	—	—
—	—	1,167	—	1,167
271	—	—	—	271
367,022	(335,772)	(307)	280	31,286
—	(71,972)	—	—	(71,972)
—	—	—	108	108
—	—	—	—	(71,864)
1,218	—	—	—	1,219
347	—	—	—	347
542	—	—	—	542
614	—	—	—	614
33,756	—	—	—	33,760
204	—	(204)	—	—
—	—	202	—	202
411	—	—	—	411
404,114	(407,744)	(309)	388	(3,483)
—	(109,787)	—	—	(109,787)
—	—	—	(221)	(221)
—	—	—	—	(110,008)
3,474	—	—	—	3,474
472	—	—	—	472
905	—	—	—	905
103	—	—	—	103
90,742	—	—	—	90,754
29,998	—	—	—	30,000
215	—	(215)	—	—
—	—	81	—	81
$ 530,023	$ (517,531)	$ (443)	$ 167	$ 12,298

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Amylin Pharmaceuticals, Inc. (the "Company" or "Amylin") was incorporated in Delaware on September 29, 1987. Amylin is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic diseases.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Amylin Europe Limited. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. In addition, The Company follows the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Amounts received for upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Amounts received for milestones are recognized upon achievement of the milestone, and the expiration of stock conversion rights, if any, associated with such payments. Any amounts received prior to satisfying these revenue recognition criteria will be recorded as deferred revenue in the accompanying consolidated balance sheets.

Research and Development Expenses

Research and development costs are expensed as incurred and consist of employee salaries and related costs, costs paid to third-party contractors to perform research, conduct clinical trials, and for the development and manufacture of drug materials and delivery devices. Research and development costs also include allocations of corporate overhead expenses, primarily facilities costs.

Concentration of Credit Risk

The Company invests its excess cash in U.S. Government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed. Financial instruments that potentially subject the Company to significant credit risk consist principally of cash equivalents and short-term investments.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments consist principally of U.S. Government securities and other highly liquid debt instruments. The Company considers instruments with original maturities of less than 90 days to be cash equivalents.

Investments

The Company has classified its debt securities as available-for-sale and, accordingly, carries its short-term investments at fair value, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders' equity (deficit). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific-identification method.

Inventories

Inventories are stated at the lower of cost (FIFO) or market, and consist primarily of SYMLIN bulk drug material, which will be used in the manufacture of finished SYMLIN drug product in vials for syringe administration and cartridges for pen administration, pending regulatory approvals. At December 31, 2002, total inventories were approximately $9.8 million, of which approximately $0.8 million, net of a valuation allowance of $1.0 million, was in finished form. At December 31, 2001, total inventories were approximately $8.0 million, of which approximately $1.7 million was in finished form. Also included in inventories are approximately $1.6 million and $0.5 million at December 31, 2002 and 2001, respectively, of advance payments for raw materials.

Long-lived Assets

Long-lived assets, consisting primarily of office and laboratory equipment, are recorded at cost. Depreciation of equipment is computed using the straight-line method, over three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Amortization of equipment under capital leases is reported with depreciation of property and equipment. The Company recorded depreciation expense of approximately $1.7 million, $1.1 million and $0.6 million in the years ended December 31, 2002, 2001 and 2000, respectively.

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The Company also records the assets to be disposed of at the lower of their carrying amount or fair value less cost to sell. To date, the Company has not experienced any impairment losses on its long-lived assets used in operations. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and accordingly, the Company has not recognized any impairment losses as of December 31, 2002.

Patents

The Company has filed many patent applications with the United States Patent and Trademark Office and in foreign countries. Legal and related costs incurred in connection with pending patent applications have generally been capitalized. Costs related to successful patent applications are amortized over the lesser of the remaining useful life of the related technology or the remaining patent life, commencing on the date the patent is issued. Gross capitalized patent costs at December 31, 2002 and 2001 were approximately $4.6 million and $4.2 million, respectively. Accumulated amortization at December 31, 2002 and 2001 was approximately $1.2 million and $0.8 million, respectively. Capitalized costs related to patent applications are charged to operations at the time a determination is made not to pursue such applications. The Company wrote off previously capitalized patent costs of approximately $0.3 million in 2002.

Net Loss Per Share

Basic and diluted net loss applicable to common stock per share is computed using the weighted average number of common shares outstanding during the periods. Common stock equivalents from stock options and warrants of approximately 1.8 million, 4.1 million and 4.1 million were excluded from the calculation of net loss per share for the years ended December 31, 2002, 2001 and 2000, respectively, because the effect is antidilutive.

Foreign Currency Translation

Assets and liabilities of foreign operations where the functional currency is other than the U.S. dollar are translated at fiscal year-end rates of exchange, and the related revenue and expense amounts are translated at the average rates of exchange during the fiscal year. Gains and losses resulting from translating foreign currency financial statements resulted in an immaterial impact to the Company's financial statements for the years ended December 31, 2002, 2001 and 2000.

Comprehensive Income (Loss)

Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income requires that all components of comprehensive income (loss) be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income (loss).

Stock-based Compensation

The Company records compensation expense for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Because the Company establishes the exercise price based on the fair market value of the Company's stock at the date of grant, the options have no intrinsic value upon grant, and therefore no expense is recorded. Each quarter, the Company reports the potential dilutive impact of stock options in its diluted earnings per share using the treasury-stock method. Out-of-the-money stock options (i.e., the average stock price during the period is below the strike price of the option) are not included in diluted earnings per share.

As required under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure," the pro forma effects of stock-based compensation on net income and net earnings per common share have been estimated at the date of grant using the Black-Scholes option pricing model based on the following assumptions for the years ended December 31, 2002, 2001 and 2000, respectively: risk-free interest rate of 1.32%, 4.0%, and 5.50%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 58%, 94%, and 132% and a weighted-average expected life of the option of five years.

For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods. These pro forma amounts may not be representative of the effects on reported net income (loss) for future years due to the uncertainty of stock option grant volume and potential changes in assumptions driven by market factors. The pro forma effects of recognizing compensation expense under the fair value method on net income (loss) and net earnings per common share were as follows (in thousands, except for earnings per share):

YEARS ENDED DECEMBER 31,	2002	2001	2000
Net loss, as reported	$ (109,787)	$ (71,972)	$ (44,043)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	9,910	8,498	5,503
Pro forma net loss	$ (119,697)	$ (80,470)	$ (49,546)
Earnings per share:			
Basic and diluted – as reported	$ (1.39)	$ (1.09)	$ (0.71)
Basic and diluted – pro forma	$ (1.51)	$ (1.22)	$ (0.80)

Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and amends APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This statement also retains APB Opinion No. 30's requirement that companies report discontinued operations separately from continuing operations. All provisions of SFAS No. 144 were effective for the Company on January 1, 2002. The adoption of SFAS No. 144 did not have an impact on the Company's consolidated financial position or results of operations, and we do not expect any impact in the foreseeable future.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement supersedes Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability is recognized at the date an entity commits to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be effective for any exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions are effective for the Company beginning with the Company's year ended December 31, 2002. The Company has not yet completed the final evaluation of the options presented by SFAS 148. However, within this fiscal year, the Company expects to reach a determination of whether and, if so, when to change the Company's existing accounting for stock-based compensation to the fair value method in accordance with the transition alternatives of SFAS 148.

In November 2002, the EITF reached consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of EITF Issue No. 00-21 will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes."

2. INVESTMENTS

The following is a summary of short-term investments as of December 31, 2002 and 2001 (in thousands).

	AVAILABLE-FOR-SALE SECURITIES			
	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2002				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 20,813	$ 35	$ —	$ 20,848
Asset backed securities	20,415	117	—	20,532
Corporate and other debt securities	36,532	31	—	36,563
Total	$ 77,760	$ 183	$ —	$ 77,943
December 31, 2001				
U.S. Treasury securities and obligations of U.S. Government agencies	$ 10,330	$ 271	$ —	$ 10,601
Asset backed securities	2,227	11	—	2,238
Corporate and other debt securities	11,269	74	(3)	11,340
Total	$ 23,826	$ 356	$ (3)	$ 24,179

The gross realized gains on sales of available-for-sale securities totaled $500,000 and $806,000 and the gross realized losses totaled $624,000 and $1,000 for the years ended December 31, 2002 and 2001, respectively. Approximately $47.6 million, $20.7 million and $9.6 million mature in 2003, 2004, and thereafter, respectively.

3. OTHER FINANCIAL INFORMATION

Other current assets consists of the following (in thousands):

AT DECEMBER 31,	2002	2001
Interest receivable	$ 701	$ 282
Prepaid expenses	2,502	1,268
	$ 3,203	$ 1,550

Property and equipment consists of the following (in thousands):

AT DECEMBER 31,	2002	2001
Office equipment and furniture	$ 4,626	$ 3,647
Laboratory equipment	2,929	2,700
Leasehold improvements	1,334	709
	8,889	7,056
Less accumulated depreciation and amortization	(4,420)	(3,428)
	$ 4,469	$ 3,628

Accounts payable and accrued liabilities consist of the following (in thousands):

AT DECEMBER 31,	2002	2001
Accounts payable	$ 17,310	$ 4,785
Accrued expenses	1,639	1,299
	$ 18,949	$ 6,084

4. DEBT AND LEASE COMMITMENTS

In November 1997, the Company entered into a financing agreement to provide up to $2.7 million of financing for equipment purchases. As of December 31, 2002, the Company had an outstanding loan balance of $540,000. The Company makes monthly payments of principal and interest and the loan is due in full in December 2003. Monthly interest payments are calculated based on prime plus 0.5% (4.75% at December 31, 2002). The credit agreement provides the lender with a security interest in all equipment financed under the agreement and requires payment of a security deposit of 50% of the remaining outstanding balance should the Company's cash and investment balances fall below $10 million. Maturities of this debt arrangement are $540,000 in the year ending December 31, 2003. The Company has obligations under capital leases which total $52,000, $13,000 of which is due in 2003.

The Company also leases its facilities under operating leases. The minimum annual rent on the Company's facilities is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs. For financial reporting purposes, rent expense is recognized on a straight-line basis over the terms of the leases. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent and is included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

Minimum future annual obligations for operating leases for years ending after December 31, 2002 are as follows (in thousands):

2003	$ 2,953
2004	2,377
2005	609
2006	444
2007	297
Total minimum lease payments	$ 6,680

Rent expense for 2002, 2001, and 2000, was approximately $2.0 million, $2.3 million, and $1.1 million, respectively.

5. NOTE PAYABLE TO JOHNSON & JOHNSON AND RELATED COMMITMENTS

From June 1995 to August 1998, Amylin and Johnson & Johnson collaborated on the development and commercialization of SYMLIN pursuant to a worldwide collaboration agreement. The collaboration terminated in August 1998 and all product and other rights associated with SYMLIN and related compounds reverted to Amylin, subject to the obligation to pay amounts owed under a loan and security agreement.

In conjunction with the collaboration, the Company received proceeds of approximately $30.6 million from a draw down under a development loan facility. This facility bears interest at the rate of 9.0%, compounded annually. At December 31, 2002, the amount owed under this facility was approximately $48.2 million. In conjunction with the development loan borrowing, the Company issued warrants to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock with a fixed exercise price of $12 per share and a 10-year exercise period. At December 31, 2002, the Company also owed Johnson & Johnson approximately $16.5 million for its share of pre-launch marketing expenses. The pre-marketing loan facility bears interest at prime plus 0.5%, 4.75%, at December 31, 2002, compounded quarterly.

At December 31, 2002, the total principal and interest due to Johnson & Johnson was approximately $64.7 million. The amount presented in the consolidated balance sheet of $62.9 million is net of a debt discount of $1.8 million, which represents the unamortized portion of the value assigned to the warrants issued to Johnson & Johnson. The development and pre-marketing loans are secured by the Company's issued patents and patent applications relating to amylin, including those relating to SYMLIN. The development loan is due in June 2005 and the pre-marketing loan is due in June 2010. The repayment of these obligations may be accelerated in the event that the Company enters into certain specified change in control transactions, specified types of agreements for SYMLIN or certain types of financing arrangements subsequent to the United States Food and Drug Administration's approval of the SYMLIN New Drug Application.

In September 1998, the Company entered into a repurchase agreement with Ortho-Biotech, Inc., an affiliate of Johnson & Johnson, which provided for the possible future purchase by the Company of certain bulk quantities of commercial grade SYMLIN previously purchased by Johnson & Johnson from third party vendors during the collaboration agreement. The purchase price shall be the contracted price paid by Johnson & Johnson to the suppliers, plus a carrying cost equivalent to the five-year U.S. Treasury note rate plus 3%. The Company must purchase the bulk SYMLIN in full on the first to occur of certain events, including the execution of an agreement with a major pharmaceutical company relating to the development, commercialization and/or sale of SYMLIN, receipt of regulatory approval for the sale of SYMLIN, or a change in control of the Company. If none of the aforementioned events occurs, the Company has no obligation related to the repurchase agreement. As of December 31, 2002, Ortho-Biotech was holding inventory purchased under this agreement totaling $7.2 million with a purchase cost to the Company of approximately $9.0 million.

In September 1998, the Company assumed the rights and obligations of Ortho-Biotech to purchase future quantities of bulk SYMLIN from a manufacturer under a July 1997 agreement. Pursuant to this agreement, the manufacturer has agreed to supply certain quantities of bulk SYMLIN to the Company over a period of several years. In connection with this agreement, the Company has provided an irrevocable letter of credit in the amount of $400,000 in favor of the manufacturer, which is secured by an equal deposit included in cash, cash equivalents and short-term investments at December 31, 2002. At December 31, 2002, the Company had approximately $2.0 million in outstanding purchase commitments under this agreement.

6. STOCKHOLDERS' EQUITY (DEFICIT)

Stock Purchase Plans

In November 1991, the Company adopted the Employee Stock Purchase Plan (the "1991 Stock Purchase Plan"), under which 600,000 shares of common stock may be issued to eligible employees, including officers. Contributions to this plan may not exceed 15% of the participant's eligible compensation. The price of common stock issued under the 1991 Stock Purchase Plan is equal to the lesser of 85% of the market price on the effective date of an employee's participation in the plan or 85% of the fair market value of the common stock at the purchase date. This plan expired in January 2002. At December 31, 2002, 600,000 shares of common stock had been issued under the 1991 Stock Purchase Plan.

In March 2001, the Company adopted the 2001 Employee Stock Purchase Plan (the "2001 Stock Purchase Plan"), under which 400,000 shares of common stock may be issued to eligible employees, including officers. Contributions to this plan may not exceed 15% of the participant's eligible compensation. This plan was approved by the Company's stockholders at its 2001 annual meeting. The price of common stock issued under the 2001 Stock Purchase Plan is equal to the lesser of 85% of the market price on the effective date of an employee's participation in the plan or 85% of the fair market value of the common stock at the purchase date. At December 31, 2002, approximately 44,000 shares of common stock had been issued under the 2001 Stock Purchase Plan.

Stock Option Plans

Under the Company's 1991 Stock Option Plan (the "1991 Plan"), 7.8 million shares of common stock were reserved for issuance upon exercise of options granted to employees and consultants of the Company. The 1991 Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. Generally, options are granted at prices equal to at least 100% of the fair market value of the stock subject to the option at the date of grant, expire not later than ten years from the date of grant and vest ratably over a four-year period. From time to time, as approved by the Company's Board of Directors, options with differing terms have also been granted.

In December 2000, the Company adopted the 2001 Equity Incentive Plan (the "2001 Plan"), which provides for an additional 4 million shares of common stock reserved for issuance upon exercise of options granted to employees and consultants of the Company. The 2001 Plan provides for up to an additional 5.3 million shares to be reserved for issuance upon exercise of options to the extent that options issued under the 1991 Plan expire or are cancelled subsequent to the adoption of the 2001 Plan. The 2001 Plan was approved at a meeting of stockholders in January 2001. The exercise price of incentive stock options may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases, may not be less than 110% of such fair market value. The exercise price of nonstatutory options may not be less than 85% of the fair market value of the stock on the date of the grant and, in some cases, may not be less than 100% of such fair market value. Options issued under the 2001 Plan are generally issued, vest and expire on the same terms as the 1991 Plan.

Under the Company's Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), 450,000 shares of common stock are reserved for issuance upon exercise of nonqualified stock options granted to non-employee directors of the Company. This plan was approved by the Company's stockholders at its 2001 annual meeting. Options granted under the Directors' Plan must have an exercise price of at least 100% of the fair market value of the stock subject to option on the date of grant, vest ratably over periods ranging from twelve to thirty-six months and expire not later than ten years from the date of grant.

The following table summarizes option activity for all of the option plans (in thousands):

	SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 1999	4,568	$ 4.10
Granted	2,179	$ 12.40
Exercised	(913)	$ 2.88
Cancelled	(156)	$ 6.75
Outstanding at December 31, 2000	5,678	$ 7.10
Granted	2,209	$ 8.28
Exercised	(576)	$ 2.12
Cancelled	(247)	$ 9.15
Outstanding at December 31, 2001	7,064	$ 7.80
Granted	1,685	$ 12.93
Exercised	(593)	$ 5.86
Cancelled	(192)	$ 10.80
Outstanding at December 31, 2002	7,964	$ 8.96

At December 31, 2002, approximately 0.6 million shares remained available for grant under the Company's stock option plans. Following is a further breakdown of the options outstanding as of December 31, 2002 (in thousands, except per share data):

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.313 - $ 4.500	1,546	5.28	$ 2.12	1,499	$ 2.12
$ 4.563 - $ 7.188	1,504	6.93	5.94	797	6.08
$ 7.220 - $10.250	1,417	8.24	9.33	635	9.43
$10.431 - $11.950	1,627	7.72	11.37	571	10.94
$12.000 - $14.750	1,365	7.18	13.63	868	13.71
$15.800 - $18.200	505	9.67	17.43	30	16.63
$ 0.313 - $18.200	7,964	7.22	$ 8.96	4,400	$ 7.43

Stock Warrants

In May 1997, in conjunction with an amendment to a license agreement, the Company issued a warrant to the licensor to purchase 20,000 shares of the Company's common stock with a fixed exercise price of $11.375 per share and a 10-year exercise period. The Company determined that the value of this warrant was not material.

In September 1997, in conjunction with the draw down under the development loan facility with Johnson & Johnson, the Company issued a warrant to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock at an exercise price of $12.00 per share, which expires on September 29, 2007 (see "Note Payable to Johnson & Johnson and Related Commitments"). The estimated fair value of the warrants at that time was $8.1 million and this amount is being amortized to interest expense over the life of the development loan.

In October 2000, in conjunction with a development, manufacture and commercialization agreement, the Company issued warrants to a collaborative partner to purchase 25,000 shares of the Company's common stock with a fixed exercise price of $10.55 per share, which expires in October 2007. The Company valued the warrant under the Black-Scholes methodology at $271,000, which was expensed in 2000 as an additional cost of the transaction. In March 2001, in conjunction with the same agreement, the Company issued warrants to its collaborative partner to purchase 50,000 shares of the Company's common stock with a fixed exercise price of $10.01 per share, which expires in March 2008. The Company valued the warrant under the Black-Scholes methodology at $411,000, which was expensed in 2001 as an additional cost of the transaction. The Company is not obligated to issue additional warrants under this collaboration agreement.

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance at December 31, 2002 (in thousands):

Employee Stock Option Plans	8,184
Employee Stock Purchase Plans	356
Directors' Deferred Compensation Plan	24
Directors' Stock Option Plan	331
Warrants	1,626
	10,521

Issuance of Preferred and Common Stock

In February 2000, the Company completed a private stock offering to select institutional and individual investors of 8.3 million shares of common stock at a price of $12.00 per share. Net proceeds from this transaction were approximately $95.7 million.

In May 2001, the Company completed a private stock offering of 4.1 million shares of common stock priced at $10.00 per share to select institutional investors. This transaction included the sale of approximately 3.5 million shares of newly issued stock by the Company and 0.6 million shares by an existing stockholder. Net proceeds to the Company from this transaction were approximately $33.8 million.

In February 2002, the Company completed a public offering of 12.075 million shares of its common stock at a price of $8.00 per share. This offering was completed pursuant to a 13.3 million share universal shelf registration statement initially filed with the Securities and Exchange Commission in December 2001. This transaction generated net proceeds of approximately $90.7 million for the Company.

In September 2002, in connection with the Lilly collaboration, Lilly purchased approximately 1.6 million shares of the Company's common stock at a purchase price of $30 million, or $18.69 per share. These shares are not registered under the Securities Act of 1933 ("the Act"), as amended and will be subject to restrictions on the transfer or resale pursuant to the Act. Lilly will have certain registration rights with respect to these shares; however, these rights are not exercisable until the completion of all three of the ongoing Phase 3 clinical trials for exenatide.

Shareholder Rights Plan

In June 2002, the Company adopted a Preferred Share Purchase Rights Plan (the "Plan"). The Plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock, par value $0.001 per share (the "Common Shares"), held of record at the close of business on June 28, 2002. The Rights are not currently exercisable. Under certain conditions involving an acquisition or proposed acquisition by any person or group of 15% or more of the Company's common stock, the Rights permit the holders (other than the 15% holder) to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares") at a price of $100 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a share of Preferred Shares has designations and powers, preferences and rights and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share. Under certain conditions, the Rights may be redeemed by the Company's Board of Directors in whole, but not in part, at a price of $0.001 per Right.

7. BENEFIT PLANS

The Company has a defined contribution 401(k) plan for the benefit of all eligible employees. Discretionary matching contributions are based on a percentage of employee contributions and are funded by newly issued shares of the Company's common stock. The fair market value of matching contributions made by the Company for the benefit of its employees in 2002, 2001 and 2000 was $475,000, $347,000 and $195,000, respectively.

In August 1997, the Company adopted a Non-Employee Directors' Deferred Compensation Plan (the "Directors' Deferral Plan") that permits participating non-employee directors to elect, on an annual basis, to defer all or a portion of their cash compensation in a deferred stock account, pursuant to which the deferred fees are credited in the form of phantom shares of the Company's common stock, based on the market price of the stock at the time the fees are earned. Deferred amounts are valued at the fair market value of the Company's common stock at each reporting date and are included in accrued compensation in the accompanying consolidated balance sheets. Upon termination of service the director's account is settled in either cash or stock, at the Company's discretion. The Company recorded expense associated with this plan of $499,000, $158,000 and $27,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company adopted a Deferred Compensation Plan in April 2001, which allows officers and directors to defer up to 100% of their annual compensation. The trust assets, consisting of primarily cash, mutual funds and equity securities are recorded at current market prices. These assets are placed in a "rabbi trust" and are presented as assets of the Company in the accompanying consolidated balance sheet, as they are available to the general creditors of the Company. The corresponding liability of $772,000 and $500,000 at December 31, 2002 and 2001, respectively, is included in other liabilities in the accompanying consolidated balance sheet. Total contributions to this plan, consisting solely of compensation deferred by participants, were $318,000 and $466,000 for the years ended December 31, 2002 and 2001, respectively.

8. COLLABORATIVE AGREEMENTS

Collaboration With Eli Lilly and Company

In September 2002, the Company and Eli Lilly and Company ("Lilly") entered into a collaboration agreement for the global development and manufacture of exenatide, and sustained release formulations of that compound, including exenatide LAR. Under the terms of the agreement, Lilly made initial non-refundable payments to the Company totaling $80 million. In addition, Lilly purchased approximately 1.6 million shares of the Company's common stock for a purchase price of $30 million, or $18.69 per share.

In addition to these up-front payments, Lilly has agreed to make future milestone payments of up to $85 million upon the achievement of certain development milestones, including milestones relating to both twice daily and sustained release formulations of exenatide. These milestones may be converted into Amylin common stock, at Lilly's option, if the filing of New Drug Applications with the United States Food and Drug Administration ("FDA") are delayed beyond December 31, 2005 for the twice-daily formulation of exenatide and beyond December 31, 2007 for the sustained release formulation of exenatide. Lilly has agreed to make additional future milestone payments of up to $130 million contingent upon the commercial launch of exenatide in selected territories throughout the world, including both twice-daily and sustained release formulations.

In addition, following successful completion of the three ongoing Phase 3 trials for exenatide and contingent upon certain other events, Lilly will make available to the Company a $110 million loan facility to fund a portion of Amylin's development and commercialization costs for exenatide. The loan facility will be secured by certain patents and other tangible assets of the Company and becomes convertible into common stock of the Company, at Lilly's option, if amounts remain outstanding for more than two years.

Amylin is responsible for the first $101.2 million of development costs for the exenatide development program, following the date of the collaboration agreement. Subsequently, Lilly and Amylin will share U.S. development costs equally. Commercialization costs in the United States will also be shared equally. Development costs outside of the United States will be shared 80% by Lilly and 20% by Amylin and Lilly will be responsible for all commercialization costs outside of the United States.

Amylin and Lilly will share equally in operating profits from the sale of collaboration products in the United States. Operating profits from the sale of product outside of the United States will be shared at approximately 80% to Lilly and 20% to Amylin. Additionally, the companies have agreed that, for a limited period of time prior to the commercialization of exenatide, Amylin will co-promote Humatrope®, Lilly's recombinant human growth hormone product, in the U.S.

Collaboration With Alkermes, Inc.

In May 2000, the Company signed an agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies, for the development, manufacture and commercialization of an injectable long-acting formulation of exenatide, or exenatide LAR, with the goal of developing a product that would allow up to a once-a-month administration of exenatide.

Under the terms of the agreement, Alkermes has granted the Company an exclusive, worldwide license to its Medisorb® technology for the development and commercialization of injectable sustained release formulations of exendins, such as exenatide, and other related compounds that Amylin may develop. In exchange, Alkermes will receive funding for research and development and milestone payments comprised of cash and warrants to purchase the Company's common stock upon achieving specified development and commercialization goals. Alkermes will also receive a combination of royalty payments and manufacturing fees based on any future product sales.

9. INCOME TAXES

Significant components of Amylin's deferred tax assets as of December 31, 2002 and 2001 are shown below (in thousands). A valuation allowance of $226.6 million, of which $175.6 million is related to 2002 changes, has been recognized as of December 31, 2002 to offset the deferred tax assets, as realization of such assets in the future is uncertain.

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 153,419	$ 141,906
Research and development credits	28,867	20,749
Deferred revenue	27,139	—
Capitalized research expenses	15,610	13,555
Other	2,880	765
Total deferred tax assets	227,915	176,975
Deferred tax liabilities:		
Intangibles	(1,362)	(1,384)
Valuation allowance for deferred tax assets	(226,553)	(175,591)
Net deferred tax assets	$ —	$ —

At December 31, 2002, Amylin had Federal net operating loss carryforwards of approximately $422 million, California net operating loss carryforwards of approximately $49 million and foreign tax net operating loss carryforwards of approximately $10 million. The difference between the Federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes and the fifty to sixty percent limitation on California loss carryforwards. The Federal tax carryforwards will continue to expire in 2003. The California tax loss carryforwards will continue to expire in 2004. The Company also has Federal research and development tax credit carryforwards of $23 million and California research and development tax credit carryforwards of $10 million, both of which will begin expiring in 2003.

Pursuant to Internal Revenue Code Sections 382 and 383, the use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

10. CLASS ACTION LAWSUIT

Since August 2001, the Company has been subject to an ongoing class action lawsuit filed by certain shareholders in the United States District Court for the Southern District of California against Amylin, its Chairman and Chief Executive Officer and one director, alleging violations of the federal securities laws related to declines in the Company's stock price. The complaint alleges securities fraud in connection with various statements and alleged omissions to the public and to the securities markets. The lawsuit is at an early stage and the extent or range of possible damages, if any, cannot yet be reasonable estimated.

In October 2002, Roman Glowacki filed a shareholder derivative lawsuit purportedly on behalf of the Company against the Chairman and Chief Executive Officer and several other present and former members of the Board of Directors of the Company in the California State Superior Court in San Diego County. The derivative complaint alleges that the named defendants breached their fiduciary duty, abused corporate control, engaged in mismanagement, wasted corporate assets and committed "constructive" fraud as a result of the same activities alleged in the class action lawsuit discussed above. The complaint seeks attorney fees and the payment of damages to the Company.

11. SUBSEQUENT EVENTS

On January 23, 2003 the Company completed a public offering of approximately 10.5 million shares of its common stock at a price of $16.60 per share. This offering was completed pursuant to a $175 million universal shelf registration statement initially filed with the Securities and Exchange Commission in November 2002. This transaction generated net proceeds of approximately $165 million for the Company. The Company intends to use the net proceeds for research and development and general corporate purposes.

On January 29, 2003, after receipt of bankruptcy court approval, the Company completed an acquisition from Restoragen, Inc. of a Phase 2 program utilizing continuous infusion of glucagon-like peptide 1 ("GLP-1"), targeted for the treatment of congestive heart failure. In connection with the transaction, the Company also acquired rights to various GLP-1 related patents. The Company paid Restoragen approximately $3.3 million at closing, and will pay an additional $0.7 million upon receiving satisfactory results from an on-going Phase 2 clinical trial.

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the results of the interim periods. Summarized quarterly data for fiscal 2002 and 2001 are as follows (in thousands, except per share data):

	FOR THE QUARTERS ENDED			
	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31
2002:				
Revenue under collaborative agreements	$ —	$ —	$ 1,538	$ 11,857
Loss from operations	(21,220)	(26,326)	(30,446)	(28,403)
Net loss	(22,098)	(27,194)	(31,299)	(29,196)
Basic and diluted net loss per share [1]	$ (0.30)	$ (0.34)	$ (0.39)	$ (0.36)
2001:				
Revenue under collaborative agreements	$ —	$ —	$ —	$ —
Loss from operations	(14,797)	(18,946)	(19,524)	(16,803)
Net loss	(14,975)	(19,430)	(19,759)	(17,808)
Basic and diluted net loss per share [1]	$ (0.24)	$ (0.30)	$ (0.29)	$ (0.26)

[1] *Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per-share calculations will not necessarily equal the annual per-share calculation.*

MANAGEMENT TEAM

Joseph C. Cook, Jr.
Chairman and Chief Executive Officer

Daniel M. Bradbury
Executive Vice President

Julia R. Brown
Executive Vice President

Alain D. Baron, M.D.
Senior Vice President, Clinical Research

Martin R. Brown
Senior Vice President, Operations

Joann L. Data, M.D., Ph.D.
Senior Vice President, Regulatory Affairs and Quality Assurance

Dwayne Elwood
Senior Vice President, Marketing

Mark G. Foletta
Vice President, Finance and Chief Financial Officer

Orville G. Kolterman, M.D.
Senior Vice President, Clinical Affairs

Lloyd A. Rowland
Vice President, Legal, Secretary and General Counsel

Michael Step
Vice President, Corporate Development

Gregg Stetsko, Ph.D.
Vice President, Product Development

Andrew A. Young, M.D., Ph.D.
Vice President and Senior Research Fellow

BOARD OF DIRECTORS

Joseph C. Cook, Jr.
Chairman and Chief Executive Officer, Amylin Pharmaceuticals, Inc.

Vaughn D. Bryson
President, Life Science Advisors

Ginger L. Graham
Group Chairman, Guidant Corporation (retired)

Howard E. (Ted) Greene, Jr.
Cofounder, Amylin Pharmaceuticals, Inc.

Terrance H. Gregg
President, Medtronic MiniMed (retired)

Jay S. Skyler, M.D.
Professor of Medicine, Pediatrics and Psychology, University of Miami

Thomas R. Testman
Managing Partner, Ernst & Young LLP (retired)

James N. Wilson
Chairman of the Board, Corcept Therapeutics Incorporated

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol "AMLN." The following table sets forth, for the periods indicated, the reported high and low sales price per share of our common stock on the Nasdaq National Market:

YEAR ENDED DECEMBER 31, 2002	HIGH	LOW
First Quarter	$ 11.10	$ 7.32
Second Quarter	11.86	8.01
Third Quarter	17.24	8.85
Fourth Quarter	18.98	14.45

YEAR ENDED DECEMBER 31, 2001	HIGH	LOW
First Quarter	$ 12.19	$ 5.00
Second Quarter	15.01	8.50
Third Quarter	11.11	4.94
Fourth Quarter	11.20	5.41

The last reported sale price of our common stock on the Nasdaq National Market on March 19, 2003 was $14.75. As of March 19, 2003, there were approximately 980 shareholders of record of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future.



(pictured left to right) **Joseph C. Cook, Jr.**, Chairman and Chief Executive Officer; **Daniel M. Bradbury**, Executive Vice President; **Julia R. Brown**, Executive Vice President; **Alain D. Baron, M.D.**, Senior Vice President, Clinical Research; **Martin R. Brown**, Senior Vice President, Operations; **Joann L. Data, M.D., Ph.D.**, Senior Vice President, Regulatory Affairs and Quality Assurance; **Dwayne Elwood**, Senior Vice President, Marketing; **Mark G. Foletta**, Vice President, Finance and Chief Financial Officer; **Orville G. Kolterman, M.D.**, Senior Vice President, Clinical Affairs; **Lloyd A. Rowland**, Vice President, Legal, Secretary and General Counsel; **Michael Step**, Vice President, Corporate Development; **Gregg Stetsko, Ph.D.**, Vice President, Product Development; **Andrew A. Young, M.D., Ph.D.**, Vice President and Senior Research Fellow

















AMYLIN
PHARMACEUTICALS


AMYLIN
PHARMACEUTICALS

9373 Towne Centre Drive
San Diego, California 92121
(858) 552-2200
(858) 552-2212 fax
www.amylin.com